UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported): November 1,
2004

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On August 2, 2004, The Dow Chemical Company ("Dow") issued a press release announcing that Andrew N. Liveris would become Chief Executive Officer ("CEO") of Dow effective November 1, 2004, and that William S. Stavropoulos would relinquish that position, but would continue as Chairman of Dow's Board of Directors. Dow filed an 8-K with the Securities and Exchange Commission on August 2, 2004 regarding these matters.

On November 1, 2004, the above noted changes in Dow's principal officers became effective. More specifically:

(a) On November 1, 2004, Andrew N. Liveris became CEO of Dow and is now President and CEO.

Liveris is 50 years old and joined Dow in 1976. His career has spanned manufacturing, sales, marketing, new business development and management. He has worked for Dow in Australia, Thailand, Hong Kong and the United States. Prior to assuming his new role, Liveris served as President and Chief Operating Officer since November, 2003. Before that, he was president of Dow's Performance Chemicals business from 2000 to November, 2003. From 1998 to 2000, he was the vice president of Dow's Specialty Chemicals business.

Liveris was elected to Dow's Board of Directors early in 2004 and also serves on the board of Dow Corning Corporation. He is a member of the Institute of Chemical Engineers – UK, and is a member of the executive committee of The Society of Chemical Industry. Liveris also served in leadership positions for the Soap and Detergent Association and for the American Chemistry Council.

Liveris resides in Midland, Michigan where he is a member of the Board of Trustees of the Herbert H. and Grace A. Dow Foundation and a member of the Midland advisory board of Comerica Bank. He has a bachelor's degree in chemical engineering from the University of Queensland, Brisbane, Australia.

(b) On November 1, 2004, William S. Stavropoulos relinquished his position as CEO of Dow, but continues as Chairman of Dow's Board of Directors.

Item 8.01 Other Events

Dow issued a press release on November 1, 2004, the text of which is contained in the exhibit filed herewith.

Item 9.01 Financial Statements and Exhibits

The following exhibit is filed as part of this report:

EXHIBIT NO.   DESCRIPTION

99.1   Andrew Liveris Assumes Role of Dow
                         Chemical CEO; William Stavropoulos
                         Continues as Chairman

                         SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 2, 2004   THE DOW CHEMICAL COMPANY

                         By: /S/ FRANK H. BROD
                         Name: Frank H. Brod
                         Title: Vice President and
                         Controller

                         EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION

99.1   Andrew Liveris Assumes Role of Dow
                         Chemical CEO; William Stavropoulos
                         Continues as Chairman